SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)1



                             PNI TECHNOLOGIES, INC.
                      -----------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                         (Title of Class of Securities)


                                    739905107
                                 (CUSIP Number)


                                December 31, 2001
                -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ X ]   Rule 13d-1(d)


---------------------

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following page(s))

==============================================================================
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Primus Capital Fund III Limited Partnership
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                          (a)

                          (b)

-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
-------------------------------------------------------------------------------

 NUMBER OF          5     SOLE VOTING POWER

  SHARES                  1,499,159
                    -----------------------------------------------------------
BENEFICIALLY        6     SHARED VOTING POWER

 OWNED BY                 -0-
                    -----------------------------------------------------------
  EACH              7     SOLE DISPOSITIVE POWER

REPORTING                 1,499,159
                    -----------------------------------------------------------
 PERSON             8     SHARED DISPOSITIVE POWER

  WITH                    -0-
-------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,159
-------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See instructions)


-------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
-------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON (See instructions)

          PN
===============================================================================

==============================================================================
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Primus Venture Partners III Limited Partnership
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                          (a)

                          (b)

-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
-------------------------------------------------------------------------------

 NUMBER OF          5     SOLE VOTING POWER

  SHARES                  1,499,159
                    -----------------------------------------------------------
BENEFICIALLY        6     SHARED VOTING POWER

 OWNED BY                 -0-
                    -----------------------------------------------------------
  EACH              7     SOLE DISPOSITIVE POWER

REPORTING                 1,499,159
                    -----------------------------------------------------------
 PERSON             8     SHARED DISPOSITIVE POWER

  WITH                    -0-
-------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,159
-------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See instructions)


-------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
-------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON (See instructions)

          PN
===============================================================================

==============================================================================
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Primus Venture Partners, Inc.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                          (a)

                          (b)

-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
-------------------------------------------------------------------------------

 NUMBER OF          5     SOLE VOTING POWER

  SHARES                  1,499,159
                    -----------------------------------------------------------
BENEFICIALLY        6     SHARED VOTING POWER

 OWNED BY                 -0-
                    -----------------------------------------------------------
  EACH              7     SOLE DISPOSITIVE POWER

REPORTING                 1,499,159
                    -----------------------------------------------------------
 PERSON             8     SHARED DISPOSITIVE POWER

  WITH                    -0-
-------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,159
-------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See instructions)


-------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
-------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON (See instructions)

          CO
===============================================================================

Item 1(a).  Name of Issuer:

     PNI Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     850 Center Way, Norcross, GA  30071

Item 2(a).  Name(s) of Person(s) Filing:

1. Primus Capital Fund III Limited Partnership, an Ohio limited partnership ("Primus Fund"), by virtue of its direct beneficial ownership of certain warrants to acquire the Issuer's common stock (the "Shares");

2.   Primus  Venture   Partners  III  Limited   Partnership,   an  Ohio  limited
     partnership ("Primus III"), by virtue of being the sole general partner of Primus Fund.

3. Primus Venture Partners, Inc., an Ohio corporation ("Primus Venture), by virtue of being the sole general partner of Primus III.

Item 2(b).  Address of Principal Business Office or, if None, Residence

     5900 Landerbrook Drive, Suite 200, Cleveland, Ohio  44124

Item 2(c).  Citizenship:

     Ohio

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number:

     739905107

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)    Insurance company as defined in section 3(a)(19)of the Act(15 U.S.C.78c);
(d) Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)    An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance withss.240. 13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance withss.240. 13d-1(b)(1)(ii)(G);
(h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940
       (15 U.S.C. 80a-3);
(j)    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

       Not applicable

Item 4.  Ownership.

         (a) Amount beneficially owned:

             As of December 31, 2001, Primus Fund directly beneficially owned 1,499,159 warrants (1,303,333 issued in 1997 and 195,826 issued in 1998). Each warrant entitles Primus Fund to purchase one Share. By virtue of the relationships described in this Statement, Primus III and Primus Venture may be deemed to beneficially own the warrants directly beneficially owned by Primus Fund.

         (b) Percent of class:

             The 1,499,159 warrants directly beneficially held by Primus Fund represent approximately 8.3% of the number of outstanding shares and warrants as of August 20, 2001 (the most current date available based on the Issuer's 10Q dated June 30, 2001).

         (c) Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote:
                                                     1,499,159 (Primus Fund)
                                                     1,499,159 (Primus III)
                                                     1,499,159 (Primus Venture)

              (ii) Shared power to vote or to direct the vote:         -0-

             (iii) Sole power to dispose or to direct the disposition of:
                                                     1,499,159 (Primus Fund)
                                                     1,499,159 (Primus III)
                                                     1,499,159 (Primus Venture)

              (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10.  Certification.

                  Not applicable

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    January 7, 2002
                                       (Date)


                                    /s/ Steven Rothamn
                                    Steven Rothman, CFO & Managing Director of
                                    Primus Venture Partners, Inc., the general
                                    partner of Primus Venture Partners III
                                    Limited Partnership, the general partner of
                                    Primus Capital Fund III Limited Partnership
                                    (Name/Title)